EXHIBIT 3.1
ARTICLES OF INCORPORATION OF UTILITY ASSOCIATES, INC.
I.
The name of the Corporation is Utility Associates, Inc.
II.
The authorized capital stock of the Corporation shall consist of 1,000,000 shares of voting common stock without par value.
III.

          The street address of the initial registered office of the Corporation is 10 Piedmont Center, Suite 915, Atlanta, Georgia 30305, located in Fulton County. The initial registered agent of the Corporation at such office is Ted M. Davis.

IV.
The mailing address of the initial principal office of the Corporation is 10 Piedmont Center, Suite 915, Atlanta, Georgia 30305.
V.
The name of the Incorporator of the Corporation is Arif S. Haq and his address is 1230 Peachtree Street, NE, Suite 3100, Promenade II, Atlanta, Georgia 30309.
VI.

          No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director; provided, however, that to the extent required by applicable law, this Article shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code, or (iv) for any transaction from which the director derived an improper personal benefit. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law, as amended. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

VII.

          In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the board of directors, committees of the board of directors, and individual directors, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however, that this Article shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.

          IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation on September 20, 2000.

/s/ Arif S. Haq Arif S. Haq, Incorporator
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